Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

Deutsche Bank Securities Inc.

60 Wall Street, 4th Floor

New York, New York 10005

March 19, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MaxLinear, Inc.

Registration Statement on Form S-1

Registration File No. 333-162947

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of MaxLinear, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:30 P.M. Eastern Daylight Time on March 23, 2010, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 5, 2010:

(i)	Dates of Distribution: March 8, 2010 through the date hereof

(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 5

(iii)	Number of prospectuses furnished to investors: 10,979

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: 482

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED DEUTSCHE BANK SECURITIES INC.

Acting severally on behalf of themselves and the several underwriters

By:	Morgan Stanley & Co. Incorporated

By:	/s/ ROBERT BRASS
Name:	Robert Brass
Title:	Executive Director

By:	Deutsche Bank Securities Inc.

By:	/s/ MARK KEENE
Name:	Mark Keene
Title:	Managing Director

By:	/s/ ADAM HOWELL
Name:	Adam Howell
Title:	Managing Director

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